UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period June 2002/3 File No. 0-30952

SAN TELMO RESOURCES LTD.
(Name of Registrant)

430 - 580 Hornby Street, Vancouver, British Columbia CANADA V6C 2B3
(Address of principal executive offices)

1. Interim (unaudited) Financial Statements for the Period ending January 31, 2002.
2. Notice of Extra-Ordinary General Meeting dated June 4, 2002
3. Instrument of Proxy for the Extra-Ordinary General Meeting of July 9, 2002
4. Information Circular dated June 4, 2002
5. Press Release dated June 6, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO RESOURCES LTD
(Registrant)

13 June 2002
Dated

Chris Dyakowski, Director

SAN TELMO RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2002

(UNAUDITED)

PREPARED BY MANAGEMENT

SAN TELMO RESOURCES LTD.

CONSOLIDATED BALANCE SHEET AS AT JANUARY 31, 2002

(UNAUDITED)

ASSETS

	Jan 31 2002	(Note 9) April 30 2001
CURRENT		
Cash and short term investments	$ 165,047	$ 191,449
Accounts receivable	63,571	3,453
	228,618	194,902
PROPERTY, PLANT AND EQUIPMENT (Note 4)	772,003	1,948
MINERAL PROPERTIES (Note 5)	24,509	19,509
DEFERRED EXPLORATION COSTS	10,481	10,124
GOODWILL ON CONSOLIDATION (Note 3)	555,653	-
	$ 1,591,264	$ 226,483

LIABILITIES

	Jan 31 2002	April 30 2001
CURRENT		
Accounts payable and accrued liabilities	$ 54,558	$ 5,712
Bank credit line	180,000	-
Loan payable	25,000	
Current portion of long-term debt	3,188	-
	262,746	5,712
DUE TO RELATED PARTIES	108,348	936
SITE RESTORATION COSTS	32,100	-
CONVERTIBLE DEBENTURES (Note 6)	29,932	-
	433,126	6,648

SHAREHOLDERS' EQUITY

	Jan 31 2002	April 30 2001
SHARE SUBSCRIPTION	225,000	-
SHARE CAPITAL (Note 7)	2,210,417	1,030,826
DEFICIT	(1,277,279)	(810,991)
	1,158,138	219,835
	$ 1,591,264	$ 226,483

APPROVED BY THE DIRECTORS:

"Christopher Dyakowski"

"William Schmidt"

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO RESOURCES LTD.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED JANUARY 31, 2002

(UNAUDITED)

	(Note 9) 3 months ended Jan 31		(Note 9) 9 months ended Jan 31	
	2002	2001	2002	2001
REVENUE				
Production, net of royalties	$ 81,275	$ -	$ 248,912	$ -
OPERATING EXPENSES	82,378	-	227,477	-
Amortization and depletion	26,258	181	58,211	543
	108,636	181	285,688	543
GROSS OPERATING LOSS	(27,361)	(181)	(36,776)	(543)
EXPENSES				
Advertising and promotion	459	529	22,761	797
Consulting fees	135,741	-	212,946	-
Filing fees	2,000	1,500	10,323	1,850
Interest and bank charges	1,678	(3,837)	331	(8,347)
Interest on long term debt	1,269	-	2,193	-
Management fees	7,500	15,000	22,500	35,000
Office and miscellaneous	11,827	842	33,577	2,301
Professional fees	13,652	6,964	53,537	29,698
Public relations	(292)	-	36,299	-
Rent	9,750	-	24,466	-
Shareholder information	576	-	1,624	-
Transfer agent	1,017	553	5,192	3,243
Travel	381	299	3,763	674
	185,558	21,850	429,512	65,216
NET LOSS FOR THE PERIOD	(212,919)	(22,031)	(466,288)	(65,759)
DEFICIT, BEGINNING OF PERIOD	(1,064,360)	(716,665)	(810,991)	(672,937)
DEFICIT, END OF PERIOD	$ (1,277,279)	$ (738,696)	$ (1,277,279)	$ (738,696)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED JANUARY 31, 2002

(UNAUDITED)

	(Note 9) 3 months ended Jan 31 2002	2001	(Note 9) 9 months ended Jan 31 2002	2001
OPERATING ACTIVITIES				
Net loss for the period	$ (212,919)	$ (22,031)	$ (466,288)	$ (65,759)
Add items not involving cash:				
Amortization	26,258	181	58,211	543
Cash provided (used) by net changes in non-cash working capital items	8,541	(597)	39,970	(22,740)
	(178,120)	(22,447)	(368,107)	(87,956)
FINANCING ACTIVITIES				
Shares issued for cash	200,000	-	209,600	-
Shares subscriptions	225,000	-	225,000	-
Shares issued for acquisition of subsidiary (Note 3)	-	-	969,991	
Bank credit line	60,000	-	130,000	-
Debenture	(30,524)	-	(30,631)	-
Loan (net of repayment)	25,000	-	25,000	-
	479,476	-	1,528,960	-
INVESTING ACTIVITIES				
Deferred exploration costs	-	-	(357)	(1,750)
Petroleum and natural gas	(151,390)	-	(151,390)	-
Capital assets acquired	-	-	(562)	(257)
Acquisition mineral properties	(5,000)	-	(5,000)	(4,159)
Acquisition of subsidiary (Note 3)	-	-	(1,029,946)	-
	(156,390)	-	(1,187,255)	(6,166)
INCREASE (DECREASE) IN CASH	144,966	(22,447)	(26,402)	(94,122)
CASH, BEGINNING OF PERIOD	20,081	231,848	191,449	303,523
CASH, END OF PERIOD	$ 165,047	$ 209,401	$ 165,047	$ 209,401

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2002

(UNAUDITED)

1. NATURE OF OPERATIONS

The Company is in the business of acquisition, exploration and development of mineral resources properties and oil and gas properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement. The financial statements have, in management's opinion, being prepared within reasonable limits of materiality using the significant accounting policies noted below.

a) Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, San Telmo Energy Inc. (formerly known as Cobra Quest Petroleum Inc.). All significant intercompany transactions have been eliminated.

b) Property, Plant and Equipment

The Company follows the fill cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20% Alberta Royalty Tax Credits are included in oil and gas sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

b) Property, Plant and Equipment – continued

In applying the fill cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

No ceiling test assessment is made within the first 24 months after a property is acquired, unless a permanent impairment in the ultimate recoverable amount has been determined.

c) Site Restoration Costs

Site restoration costs are accrued based on management's best estimate of these future costs calculated on the unit of production basis, utilizing proved producing reserves.

d) Joint Venture Accounting

A substantial part of the Company's operations are carried out through joint ventures. These financial statements reflect only the Company's proportionate interest in such activities.

e) Measurement Uncertainty

The amounts recorded for depletion of petroleum and natural gas properties and equipment and the provision for future site restoration and reclamation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods and could be significant.

The financial statements include accruals based on the terms of existing joint venture agreements. Due to varying interpretations of the definition of terms in these agreements the accruals made by management in this regard may be significantly different from those determined by the Company's joint venture partners. The effect on the financial statements resulting from such adjustments, if any, will be reflected prospectively.

f) Mineral Properties and Exploration Costs

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit of production basis.

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

f) Mineral Properties and Exploration Costs

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

g) Amortization

Capital assets are amortized over their estimated useful lives at 30% declining balance. Further, only one-half of the amortization is taken on assets acquired during the period.

h) Escrowed Shares

Shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow. They are included in determining the weighted average number of shares outstanding used in the calculation of loss per share.

i) Fair Market Value of Financial Instruments

The carrying value of cash, short-term investments, accounts receivable and current liabilities approximate fair market values because of the short-term maturity of these instruments.

j) Stock Compensation Plans

No compensation expense is recognized for stock option plans when stock options are issued to employees and directors. Any consideration paid by them on exercise of stock options is credited to share capital.

3. ACQUISITION OF SUBSIDIARY

Effective July 10, 2001 the Company acquired all the issued shares of San Telmo Energy Corp. (previously known as Cobra Quest Petroleum Inc.) in consideration for 1,939,983 common shares of the Company. The acquisition was accounted for by the purchase method and these consolidated financial statements include the results of operations from the date of acquisition.

3. ACQUISITION OF SUBSIDIARY - CONTINUED

The net assets acquired were as follows:

Assets acquired:	
Cash and short-term deposits	$ 835
Accounts receivables	75,434
Property, plant and equipment	679,485
	755,754
Liabilities assumed:	
Accounts payable	35,610
Bank credit line	50,000
Convertible debentures	63,751
Due to shareholders	100,000
Site restoration costs	32,100
	281,461
Net assets	474,293
Goodwill	555,653
	$ 1,029,946
Consideration:	
Shares issued	$ 969,991
Acquisition costs	59,955
	$ 1,029,946

4. PROPERTY, PLANT AND EQUIPMENT

	Jan. 31 2002	April 30 2001
Petroleum and natural gas rights, equipment and fixtures	$ 837,310	$ 5,813
Less: accumulated amortization and depletion	(65,307)	(3,865)
Net book value	$ 772,003	$ 1,948

5. MINERAL PROPERTIES

	Jan. 31 2002	April 30 2001
Cherry and Notfa Properties	$ 4,159	$ 4,159
Argentina Properties	15,350	15,350
Northern Quebec claims	5,000	-
	$ 24,509	$ 19,509

5 MINERAL PROPERTIES – CONTINUED

Argentina Properties

Pursuant to an agreement dated November 26, 1998 the Company was granted an option to acquire a 100% undivided interest in Permiso de Cateo Expediente No. 413.172-CID-95 situated in the Province of Santa Cruz, Argentina. As consideration, the Company paid US $10,000. The Company further acquired a 100% undivided interest in nine other mineral properties, also situated in the Province of Santa Cruz, Argentina.

Five of these mineral properties were abandoned during the year ended April 30, 2000. During the year ended April 30, 2001, the Company abandoned four more mineral properties, and the acquisition cost of $19,125 and related deferred exploration cost of $29,695 were written off.

Cherry and Notfa Properties

During the period ended April 30, 2001 the Company staked all together thirty-six units of mineral claims in the Cherry and Notfa properties, in the Kamloops Mining Division, British Columbia, at a cost of $4,159.

Northern Quebec Claims

During the period ended January 31, 2002, the Company staked 45 units of claims in the Superior Archean Craton in Northern Quebec.

6. CONVERTIBLE DEBENTURES

The debentures are redeemable, convertible into common shares of the Company, unsecured, bear interest at 12% per annum calculated semi-annually and are repaid in semi-annual installments of various amounts.

Amount of debts	$ 33,120
Current portion of debts	(3,188)
Long-term portion of debts	$ 29,932

7. SHARE CAPITAL

a) Authorized

40,000,000 Common shares without par value.

b) Issued and fully paid

	Number of Shares	Amount
Balance, April 30, 2000 (3,104,000 pre-subdivision)	6,208,000	$ 730,826
Issued pursuant to a private placement (1,250,000 pre-subdivision)	2,500,000	300,000
Issued for finder's fee (125,000 pre-subdivision)	250,000	-
Balance April 30, 2001 (4,479,000 pre-subdivision)	8,958,000	1,030,826
Issued pursuant to acquisition of San Telmo Energy Corp.	1,939,983	969,991
Issued pursuant to exercise of warrants	1,310,000	209,600
Balance, October 31, 2001	12,207,983	$ 2,210,417

7. SHARE CAPITAL - CONTINUED

b) Issued and fully paid - continued

During the period, the Company's issued and outstanding shares had been subdivided on the basis of two new common shares for every one share previously outstanding. The authorized share capital has been increased from 20,000,000 to 40,000,000 common shares without par value.

c) Shares Held In Escrow

As at January 31, 2002, 1,232,250 (616,125 pre-subdivision) shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 1,500,000 (750,000 pre-subdivision) shares may be released in any twelve month period. Any escrowed shares not released at the expiration of ten years from August 21,1998 will be automatically cancelled. However, the holders of the escrowed shares shall not be obligated to transfer or surrender these shares in the event that they cease to be the principal, or on the event of their death or bankruptcies.

d) Warrants

As at January 31, 2002, the following warrants were outstanding:

Number of shares	Exercise Price	Expiry Date
1,190,000	$0.16	May 29, 2002
72,000	$0.50	August 30, 2003

e) Stock Options

As at January 31, 2002, the following stock options were outstanding:

Number of shares	Exercise Price	Expiry Date
650,000	$0.19	April 5, 2006
230,000	$0.15	April 19, 2006

8. RELATED PARTY TRANSACTIONS

During the period ended January 31, 2002, the Company paid $54,878 (2001 - $15,000) for management fees to a company controlled by a director, and another director.

During the period ended January 31, 2002, the Company paid $21,402 (2001 – $2,854) for legal fees and disbursements to a firm controlled by a director.

8. RELATED PARTY TRANSACTIONS - CONTINUED

During the period ended January 31, 2002, the Company paid $119,180 (2001 – Nil) for consulting fees and $36,591 (2001 – Nil) for investor relations fees and disbursements, to a company with common directors.

During the period ended January 31, 2002, the Company paid $40,269 (2001 – Nil) and accrued $9,328 (2000 – Nil) to a director for professional services relating to the acquisition of interest in San Telmo Energy Corp. (formerly Cobra Quest Petroleum Inc.).

9. COMPARATIVE FIGURES

The comparative figures in the consolidated balance sheet are in respect of the unconsolidated balance sheet of the Company, as at April 30, 2001 as the wholly-owned subsidiary was only acquired effective July 11, 2001.

For the consolidated statements of deferred exploration costs, loss and deficit and cash flows, the comparative figures in respect of the three months and nine months ended January 31, 2001 represented the unconsolidated statements of the Company.

10 SUBSEQUENT EVENT

Subsequent to January 31, 2002, the Company paid $77,000 for a petroleum and natural gas lease of an aggregate area of 256 hectares of land in the Province of Alberta.

SAN TELMO RESOURCES LTD.

NOTICE OF EXTRA-ORDINARY GENERAL
MEETING OF SHAREHOLDERS

TAKE NOTICE that the Extra-Ordinary General Meeting of San Telmo Resources Ltd. (hereinafter called the "Company") will be held at 430 - 580 Hornby Street, in the City of Vancouver, Province of British Columbia, on Tuesday, the 9th day of July, A.D. 2002 at the hour of 10:00 o'clock in the forenoon (Vancouver time), for the following purposes:

(a) To approve, as a special resolution, the change of name of the Company from San Telmo Resources Ltd. to "San Telmo Energy Corp." or such other name as is moved at the General Meeting;

(b) To approve, as a special resolution, that the authorized capital of the company be altered by consolidating all 20,000,000 shares without par value of which 13,207,983 shares are issued as fully paid and non-assessable shares, into 2,857,142.8 shares without par value of which 1,886,854.7 shares are issued as fully paid and non-assessable shares, every seven (7) of such shares before consolidation being consolidated into one (1) share;

(c) To approve, as a special resolution, that the authorized capital be increased from 2,857,142.8 shares without par value of which 1,886,854.7 shares are issued as fully paid and non-assessable shares to 100,000,000 shares without par value of which 1,886,854.7 shares have been issued and are outstanding as fully paid and non-assessable shares;

(d) To consider and, if thought fit, to pass a special resolution altering the Company's Memorandum so that the Memorandum, as, altered, shall at the time of filing comply with the Company Act;

AND

To transact such further and other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular and Proxy Instrument. Shareholders who are unable to attend the Meeting in person are requested to complete and to date and sign the enclosed form of Instrument of Proxy. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly completed must be deposited at Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C. V6C 3B8 not less than 48 hours before the time for the holding of the Meeting.

The directors of the Company have previously fixed and advertise June 4, 2002 the record date for the determination of shareholders entitled to receive this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 4th day of June, A.D. 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

SAN TELMO RESOURCES LTD.

INSTRUMENT OF PROXY
SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned members of San Telmo Resources Ltd. (hereinafter called the "Company") hereby appoints Christopher I. Dyakowski, the President of the Company, or failing him, William E. Schmidt, a Director of the Company, or instead of both of them ________________ as Proxy of the undersigned, with power of substitution, to attend and thereat to represent, vote and act for and on behalf of the undersigned in respect to all shares in the capital stock of the Company registered in the name of the undersigned in respect to all matters that may come before the Extra-Ordinary General Meeting of the members of the Company ("Meeting") to be held at 430 - 580 Hornby Street, Vancouver, British Columbia, on Tuesday, the 9th day of July, 2002 at the hour of 10:00 o'clock in the forenoon (Vancouver time), and at any and all adjournment(s) thereof, in the same manner to the same extent and with the same powers as if the undersigned were present at the said meeting or any adjournment or adjournments thereof, and without limiting the general authorization and powers hereby given, the person(s) above named are specifically directed to vote upon the following matters as indicated:

1. FOR ( ) AGAINST ( ) A special resolution to change the name of the Company from "San Telmo Resources Ltd." to "San Telmo Energy Corp." or such other name as is moved at the General Meeting;

2. FOR ( ) AGAINST ( ) A special resolution that the authorized capital of the company be altered by consolidating all 20,000,000 shares without par value of which 13,207,983 shares are issued as fully paid and non-assessable shares, into 2,857,142.8 shares without par value of which 1,886,854.7 shares are issued as fully paid and non-assessable shares, every seven (7) of such shares before consolidation being consolidated into one (1) share;

3. FOR ( ) AGAINST ( ) A special resolution that the authorized capital be increased from 2,857,142.8 shares without par value of which 1,886,854.7 shares are issued as fully paid and non-assessable shares to 100,000,000 shares without par value of which 1',886,854.7 shares have been issued and are outstanding as fully paid and non-assessable shares;

4. FOR ( ) AGAINST ( ) To consider and, if thought fit, to pass a special resolution altering the Company's Memorandum so that the Memorandum, as, altered, shall at the time of filing comply with the Company Act;

5. IN his discretion upon amendments or variations to matters identified in the Notice of Extra-Ordinary General Meeting of Members and upon such other business as may properly come before and be transacted as the Meeting, or any adjournment(s) thereof, without notice.

The undersigned hereby revokes any Instrument of Proxy heretofore given with respect to the said Meeting or any adjournment(s) thereof.

Each completed form of proxy to be used and voted at the Meeting must be delivered to the Company at Pacific Corporate Trust Company, at 10th Floor - 625 Howe Street, Vancouver, British Columbia, not less than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment(s) thereof, failing which it shall not be treated as being valid or effective. This proxy must be executed by the member or his attorney authorized in writing, or, if the member is a corporation, by an officer or attorney thereof duly authorized.

Members who are unable to be present at the Meeting are requested to COMPLETE, DATE, SIGN AND RETURN THIS PROXY IN THE ENCLOSED ENVELOPE.

The undersigned hereby acknowledges receipt of the Notice of Extra-Ordinary General Meeting of Members and the Information Circular furnished herewith dated June 4, 2002.

A MEMBER HAS THE RIGHT TO APPOINT A PERSON WHO NEED NOT BE A MEMBER, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSON(S) DESIGNATED IN THIS INSTRUMENT OF PROXY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON SHOULD STRIKE OUT THE PRINTED NAMES AND INSERT THE DESIRED PERSONS NAME AND ADDRESS IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THIS INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

DATED this _______ day of ______________________, A.D. 2002.

____

Members Signature

____

Members Name (Please print)

PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON.

SAN TELMO RESOURCES LTD.

INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE EXTRA-ORDINARY GENERAL MEETING TO BE HELD ON THE 9TH DAY OF JULY, 2002.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of San Telmo Resources Ltd. (hereinafter called the "Company") of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereat duly authorized, deposited at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote. Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made. WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY THE PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER.

The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 20,000,000 shares without par value of which 13,207,983 shares are issued and outstanding. There is one class of shares authorized only. Each share carries the right to one vote so that the aggregate number of votes attaching to all the outstanding shares is 13,207,983.

Shareholders registered prior to the close of business on June 4, 2002 (the "record date") will be entitled to receive notice of the meeting and to attend and vote thereat. If a shareholder transfers common shares after said date or additional shares are issued, the person who acquires the common shares may vote these common shares at the meeting if, not later than July 2, 2002, that person requests the Company to add his or her name to the list of shareholders entitled to vote at the meeting and establishes that he or she owns the common shares. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C. V6C 3B8 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this Information Circular, no person or company beneficially owns, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company.

MATTERS TO BE ACTED UPON

The management of the Company proposed to move resolutions as described below:

1. (a) A special resolution, that the Company change its name to "San Telmo Energy Corp.";

(b) A special resolution, that the Memorandum of the Company be altered by deleting paragraph 1 which states:

"1. The name of the Company is "San Telmo Resources Ltd."

and the following substituted therefore:

"1. The name of the Company is "San Telmo Energy Corp.".

In the event that the regulatory authorities do not approve the new name before the Meeting, an alternative name will be proposed.

3. (a) A special resolution, that the authorized capital of the Company be altered by consolidating all 20,000,000 shares without par value of which 13,207,983 shares are issued as fully paid and non-assessable into 2,857,142.8 shares without par value of which 1,886,854.7 shares are issued as fully paid and non-assessable, every seven (7) of such shares before consolidation being consolidated into (1) share;

(b) A special resolution, that the authorized capital be increased from 2,857,142.8 shares without par value of which 1,886,854.7 shares are issued as fully paid and non-assessable shares to 100,000,000 shares without par value of which 1,886,854.7 shares have been issued and are outstanding as fully paid and non-assessable.

4. A special resolution approving a new Memorandum setting out the changes described above.

To pass the proposed special resolutions, an affirmative vote of not less than seventy-five (75%) per cent of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 4th day of June, A.D. 2002.

BY ORDER OF THE BOARD OF DIRECTORS

06 June, 2002

PRESS RELEASE

Company: San Telmo Resources
Trading Symbol: STA:CDNX

On July 9, 2002, the company will be holding an Extra-Ordinary General for the purpose of approving the consolidation of the company's issued and authorized capitalization on the basis of seven (7) old shares for one (1) new share. Following the consolidation, the issued capitalization of the Company will be 1,886,854.7. At the same time the company will change its name to "San Telmo Energy Corporation".

On Behalf of the Board of Directors

"William E. Schmidt"

WILLIAM E. SCHMIDT,
Director

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein.